Exhibit 99.2

Management’s Discussion & Analysis for the Half-Year Ended 31 December 2015

Results of Operations

Comparison of Half Year Ended December 31, 2015 to Half Year Ended December 31, 2014

Other Income

Other income decreased to A$1.4 million for half year ended December 31, 2015 from A$2.0 million for half year ended December 31, 2014, a decrease of A$0.6m, or 30%. Other income consists of license income, interest income, cash tax rebates, and gain on foreign exchange. The interest income for half year ended December 31, 2015 was A$0.16 million and A$0.2 million for the half year ended December 31, 2014. The decrease in interest income in the half year ended December 31, 2015 is due to a decrease in interest rates on term deposits. Grant income related to eligible research and development expenditures consists of A$0.8 million and A$1.2 million for the half year ended December 31, 2015 and the half year ended December 31, 2014, respectively. There was no foreign exchange gain for the half year ended December 31, 2015, compared to A$0.6 million for the half year ended December 31, 2014 was driven by the impact of changes in our U.S. and Euro cash holdings.

Research & Development and Intellectual Property Expenses

Research and development and intellectual property expenses decreased to A$4.0 million for the half year ended December 31, 2015 from A$4.9 million for the half year ended December 31, 2014, a decrease of A$0.9 million, or 18%. During the period, new clinical trials were commenced and as the trials are in their infancy, the expense less than the corresponding period ended December 31, 2014 where on-going clinical trial expenditure was being incurred in relation to our previous clinical trial program, CAN-004 which was terminated in February 2015.

Corporate Administrative Expenses

Corporate administrative expenses increased to A$4.2 million for the half year ended December 31, 2015 from A$3 million for the half year ended December 31, 2014, an increase of A$1.2 million, or 40%. The increase in corporate administrative expenses was attributable share-based payments recognized under the Executive Incentive Plan.

Depreciation and Amortization Expenses

Depreciation and amortization expenses were A$1.0 million for the half year ended December 31, 2015, from A$0.2 million for the half year ended December 31, 2014. The increase is attributable to amortization expenses relating to intellectual property intangible assets acquired with Immutep S.A.S.

Share Based Payment to strategic investor

Share Based Payment to strategic investor was A$47.5 million for the half year ended December 31, 2015. This amount reflects the fair value of the convertible note and warrants issued in relation to the financing from a strategic investor.

Loss on foreign exchange

The loss on foreign exchange were A$0.5 million for the half year ended December 31, 2015, compared to no loss for the half year ended December 31, 2014 was driven by the impact of changes in our U.S. and Euro cash holdings.

Changes in Fair Value of comparability milestone

Changes in fair value of comparability milestone was A$0.5 million for the half year ended December 31, 2015 compared to no expenditure for the half year ended December 31, 2014. The fair value was calculated at the time of acquiring Immutep S.A.S. During the half year ended December 31, 2015, it was found that a comparability study was not required and as such was subsequently measured at fair value through profit or loss in accordance with AASB 3.

Changes in Fair Value of financial liability

Changes in fair value of financial liability was A$0.3 million for the half year ended December 31, 2015 compared to A$0.05 million for the half year ended December 31, 2014. The changes in fair value relate to the convertible note held by Ridgeback Capital Investments.

Net Loss

Net loss increased to A$56.0 million for the half year ended December 31, 2015 from A$6.4 million for the half year ended December 31, 2014.

Liquidity and Capital Resources

Equity Issuances

The following table summarizes our issuances of ordinary shares for cash, excluding share-based payments, executive and employee compensation for the half year ended December, 31 2015.

	Number of Shares/Options	Net Proceeds
		(in A$)
Ordinary Shares – private placement, share purchase plan, repayment of convertible loans and exercise of performance rights	306,803,007	14,778,975

Capital Requirements

As of December 31, 2015, we had year-end cash and cash equivalents of A$25.5 million, and other financial assets being term deposits of between 90 days and 180 days of Nil., We anticipate that our current cash and cash equivalents will be sufficient to fund our operations for more than 12 months. However, our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. If we are unable to raise additional capital when required or on acceptable terms, we may have to significantly delay, scale back or discontinue one or more of our clinical trials or our operations.

We anticipate that we will require substantial additional funds in order to achieve our long-term goals and complete the research and development of our current principal pharmaceutical product candidates. We do not expect to generate significant revenue until we obtain regulatory approval to market and sell our product candidate and sales of our product candidate have commenced. We therefore expect to continue to incur substantial losses in the near future. Our future capital requirements are difficult to forecast and will depend on many factors, including:

•	the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	the scope, results and timing of preclinical studies and clinical trials;

•	the costs and timing of regulatory approvals; and

•	the costs of establishing sales, marketing and distribution capabilities;

Cash Flows

Operating Activities

Net cash used in operating activities was A$6.7 million for the half year ended December 31, 2015 and the half year ended December 31, 2014. Payments to suppliers and employees account for almost all of the amounts above for R&D and administrative purposes. During the half year ended December 31, 2015 our payments to suppliers and employees were offset by interest income received of A$0.16 million, miscellaneous income of A$0.4 million and grant income of $0.9 million compared to the half year ended December 31, 2014 where payments to supplied and employees were offset by interest income received of A$0.3 million and grant income of A$0.4 million.

Investing Activities

Net cash inflow from investing activities was A$0.06 million for the half year ended December 31, 2015 compared to a net cash outflow of $6.8 million for the half year ended December 31, 2014. The net cash outflow for the half year ended December 2015 decreased compared to the half year ended December 31, 2014 as a result of the acquisition of Immutep S.A.S in December 2014 in the amount of A$15.8 million, offset by funds received from the maturity of term deposits of A$9.0 million.

Financing Activities

Net cash provided by financing activities was A$25.7 million for the half year ended December 31, 2015 compared to $4.3 million for the half year ended December 31, 2014. Cash flows provided by financing activities during the half year ended December 31, 2015 was primarily attributable to the proceeds from the issue of convertible note (A$13.8 million) and proceeds from the issue of share and options (A$13.8m). Cash flows provided by financing activities during the half year ended December 31, 2014 was attributable to proceeds from borrowings (A$3.3 million) and the proceeds of the issue of shares and options (A$1.0 million).

At December 31, 2015 we had A$25.5 million in cash and cash equivalents compared with June 30, 2015, where we had A$6.8 million in cash and cash equivalents.

Off-Balance Sheet Arrangements

During period ended December 31, 2015 we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Tabular Disclosure of Contractual Obligations

As of December 31, 2015 our contractual obligations were as set forth below:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations
Trade and other payables	1,591,436	1,591,436	—	—	—
Financial liability	17,876,076	—	—		17,876,076

Total	19,467,512	1,591,436	—	—	17,876,076

Our principal obligations consist of agreements with clinical sites and contract research organizations. We make payments to these sites and organizations based upon the number of patients enrolled and the period of follow-up in the trial. In additional we have an obligation to Ridgeback Capital Investments who hold a convertible note instrument. The obligation includes the face value of the convertible note, plus accrued interest payable at the end of the term at the rate of 3% per annum.

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